

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

He Yu
Chairman and Chief Executive Officer
Kuke Music Holding Ltd
Building 96, 4 San Jian Fang South Block
Chaoyang District
Beijing, 100024
The People's Republic of China

>   **Re: Kuke Music Holding Ltd**
>   **Amendment No. 2 to Registration Statement on Form F-3**
>   **Filed January 10, 2023**
>   **File No. 333-267655**

Dear He Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-3 filed January 10, 2023

General

1.   On the cover page and on page 6 of the prospectus summary, disclose that you appointed a new auditor in November 2022, and include the name of the auditor and the location of its headquarters. On the cover page and on page 6 of the prospectus summary, where you discuss the firm that audited your 2021 Form 20-F, please include the name of the auditor. On page 18, where you discuss Ernst & Young, disclose where it is located.

He Yu
Kuke Music Holding Ltd
January 31, 2023
Page 2

       Wherever you discuss the HFCAA and AHFCAA, please revise to reflect that the HFCAA was amended on December 29, 2022 to reduce the number of non-inspection years from three years to two years.

       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dan Ouyang